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                                                                 EXHIBIT a(1)(A)

                                OFFER TO PURCHASE

               UP TO 250,000 OUTSTANDING SHARES OF COMMON STOCK OF
                       PROGRESSIVE ASSET MANAGEMENT, INC.
             TO REPURCHASE ITS SHARES AT $0.60 NET PER SHARE IN CASH

     THE OFFER WILL EXPIRE AT 5:00 P.M., PACIFIC TIME, ON JANUARY 18, 2002. THIS OFFER WILL NOT BE EXTENDED. WITHDRAWAL RIGHTS WILL BE AVAILABLE UNTIL
       THE EXPIRATION DATE AND AT ANY TIME ON OR AFTER JANUARY 18, 2002,
             UNLESS AND UNTIL THE SHARES ARE ACCEPTED FOR PAYMENT.

   PROGRESSIVE ASSET MANAGEMENT, INC. IS OFFERING TO REPURCHASE UP TO 250,000
      OF ITS OUTSTANDING COMMON STOCK AT A PRICE OF $0.60 NET PER SHARE IN
        CASH ON THE TERMS DESCRIBED IN THIS DOCUMENT. OUR OFFER IS BEING
      MADE ON IDENTICAL TERMS TO EACH SHAREHOLDER OF PAM. THE DATE OF THIS
                          DOCUMENT IS NOVEMBER 14, 2001

                             IMPORTANT INSTRUCTIONS

If you desire to participate in the tender offer and receive payment of $0.60 per share, you must follow these instructions:

IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, complete and sign the Letter of Transmittal, including the Substitute W-9 that is part of the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. If your shares are held jointly (for example, as husband and wife), then both owners must sign everything, and

- IF YOU HAVE YOUR STOCK CERTIFICATES, mail or deliver your Letter of Transmittal, your stock certificate(s), and any other required documents to the Depositary at the address listed on the Letter of Transmittal; or

- IF YOUR STOCK CERTIFICATE HAS BEEN MISPLACED, STOLEN OR DESTROYED, follow the procedures set forth in Instruction 16 of the Letter of Transmittal, and mail or deliver your Letter of Transmittal and any other required documents to the Depositary at the address listed on the Letter of Transmittal.

In each of the foregoing cases, it is your responsibility to ensure that the Depositary receives your documents on or before January 18, 2002, or any extended expiration date.

IF YOUR SHARES ARE REGISTERED IN ANOTHER NAME: If your shares are registered in the name of a broker, dealer, bank, trustee or other nominee, you must contact them and tell them to tender your shares. They will give you instructions on how to direct them to tender your shares. The Depositary must receive a properly executed Letter of Transmittal and stock certificates from your broker, dealer, bank, trustee or other nominee on or before January 18, 2002.

We will pay for all tendered shares by check to you at the address set forth on the mailing label on the Letter of Transmittal unless you provide alternative instructions in accordance with the procedures set forth in Instruction 12 in the pink Letter of Transmittal. U.S. Stock Transfer Corporation ("USST") is acting as our depositary in this tender offer. If you accept our offer and tender your shares, USST will hold your shares in trust until the tender offer is complete and you are paid. If the tender offer is not completed for any reason, USST will return your share certificate(s) to you promptly and your Letter of Transmittal will be null and void. Questions, requests for assistance or additional copies of tender offer materials, should be directed to Alison Wise, PAM's Director of Business Development, our Tender Offer Coordinator at
(800) 786-2998, 1010 Oak Grove Road, Concord, California 94518.



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    THIS DOCUMENT EXPLAINS IMPORTANT INFORMATION REGARDING THE TENDER OFFER.
    WE ENCOURAGE YOU TO READ IT CAREFULLY BEFORE DECIDING WHETHER TO TENDER
                                  YOUR SHARES.
                               SUMMARY TERM SHEET

PAM is offering to repurchase 250,000 of its outstanding common stock for $0.60 net per share in cash. The following are answers to some important questions that you may have as a PAM shareholder. However, this summary does not contain a description of all the terms of our tender offer. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal, and we urge you to read them carefully before deciding whether to tender your shares. Unless otherwise noted, the references below refer to other sections of this Offer to Purchase which contain related information.

WHO IS OFFERING TO BUY MY SHARES? PAM is offering to repurchase its own shares. No third party is purchasing the shares or will receive the shares. See "Introduction" and Section 9--"Certain Information Concerning PAM."

WHAT SHARES ARE YOU SEEKING TO BUY IN THE OFFER? We are offering to purchase 250,000 outstanding common stock of PAM on the terms described in this Offer to Purchase and the accompanying Letter of Transmittal. See "Introduction" and
Section 1--"General Terms of the Offer." If shareholders offer 250,000 or less, for repurchase, PAM will purchase all shares offered. If the offer is oversubscribed, PAM will pay for as many shares of common stock, as nearly as may be pro rata, without issuing fractional shares, according to the number of securities tendered by each security holder during the period the offer remained open. However, prior to prorating the securities tendered by shareholders, PAM will accept first all securities tendered by any person who owns, beneficially or of record, an aggregate of not more than 99 shares of common stock and who tendered all of that person's shares.

WHY ARE YOU OFFERING TO BUY MY SHARES? PAM's management has determined, that the repurchasing of the shares will increase the value of the shares for shareholders by (a) reducing the number of outstanding shares; (b) providing immediate liquidity for PAM shareholders not available through the NASDAQ OTC Bulletin Board, since trading of PAM's stock is infrequent; and (c) it will decrease the costs of the operation of PAM by lessening the number of shareholders who hold only odd lots of PAM shares.

HOW MUCH ARE YOU OFFERING TO PAY FOR MY SHARES AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS? We are offering to pay you $0.60 net in cash for each share that you own, without interest. If you are the registered owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your shares through a broker, trustee or other nominee, they may charge you a fee for tendering the shares on your behalf and you need to ask them whether any charges will apply. See "Introduction" and Section 1--"General Terms of the Offer."

WHEN WILL YOU MAKE PAYMENT TO ME IF I TENDER MY SHARES? We expect to pay for all shares tendered prior to January 31, 2002.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER? You will have until 5:00 p.m., Pacific Time, on January 18, 2002, to tender your shares in the offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES? PAM will not extend the offer under any circumstances. It is PAM's intention to complete the transaction and distribute payments for PAM shares by January 31, 2002.

DO YOU HAVE THE FINANCIAL RESOURCES TO REPURCHASE THESE SHARES? PAM has sufficient capital as required by Section 500(e) of the California General Corporation Law, and PAM will need not to borrow any funds to make these repurchases.

IS THIS THE FIRST STEP IN A "GOING-PRIVATE" TRANSACTION? No. PAM will continue to file reports with the SEC and



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these reports will continue to be available to the public on the SEC's website.

HOW DO I TENDER MY SHARES? To tender your shares, you must deliver the stock certificate(s) representing your shares, together with a completed Letter of Transmittal and any other documents required, to USST, at its address listed on the Letter of Transmittal. You must deliver these documents to USST no later than 5:00 p.m., Pacific time, on January 18, 2002. If your shares are held by a broker, trustee or other nominee on your behalf, the shares can only be tendered by your broker, trustee or nominee. See Section 4--"Procedures for Tendering Shares."

In either event, it is your responsibility to ensure that USST, as our depositary, receives all required documents BEFORE the tender offer expires. You may choose any delivery method you determine appropriate. So that you can ensure timely delivery, we recommend that you use express, certified or registered mail, a commercial courier service, such as Federal Express or UPS, or that you hand deliver your documents to USST at the office listed on the Letter of Transmittal. Delivery to any other office of USST will not be valid. We recommend that you arrange for delivery of the documents to USST in advance of the expiration date.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES? To withdraw shares, you must deliver a written notice of withdrawal with the required information to USST while you still have the right to withdraw the shares. If you tendered your shares by giving instructions to a broker, trustee or other nominee, you must instruct him or her to arrange for the withdrawal of your shares. See
Section 1--"General Terms of the Offer" and Section 5--"Withdrawal
Rights."

HOW LONG DO I HAVE TO WITHDRAW PREVIOUSLY TENDERED SHARES? You will be able to withdraw any previously tendered shares at any time until 5:00 p.m., Pacific Time, on January 18, 2002. In addition, if we have not accepted any previously tendered shares for payment, you will have the right to withdraw any shares previously tendered by you at any time until we accept your shares for payment. See Section 1--"Terms of the Offer" and Section 5--"Withdrawal Rights."

CAN YOU ESTABLISH THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE? Transactions in PAM's shares of common stock are reported on the NASDAQ's Over The Counter Bulletin Board (the "OTCBB"). These transactions are available on the OTCBB's website, and the quarterly highs and lows over the last two years are set out in this Offer to purchase on page 9. But, such trading is very infrequent. We do not know the details of any recent privately negotiated transactions that would give an independent indication of market value.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? The two conditions to the tender offer that we believe are most significant to shareholders are the following:

- You must comply with all of the requirements for tendering shares by the termination date to participate in this Tender Offer.

- If you own more than 99 shares of PAM, and if more than 250,000 shares are tendered for repurchase by PAM, then PAM might not be able to repurchase all your shares. Instead, a portion of your shares will be repurchased so that all shareholders (other than those shareholders holding 99 shares or less) will equally proportionately participate in the repurchase of shares.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES? There will be no effect on your shares.

WHO CAN I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER? You may call Alison Wise, PAM's Director of Business Development, our Tender Offer Coordinator at
(800) 786-2998, 1010 Oak Grove Road, Concord, California 94518, with any questions or to receive additional copies of the tender offer materials. We cannot provide you with individual legal, tax or financial advice; however, we can help answer any general questions that you may have about the terms of the offer or how to tender your shares. The Depositary will also have additional copies of the tender offer materials available upon request.



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To the Holders of Common Stock of
Progressive Asset Management, Inc.:

                                  INTRODUCTION

          Progressive Asset Management, Inc. ("PAM"), hereby offers to purchase 250,000 of the outstanding shares of common stock, ("Common Stock"), at a price of $0.60 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

          Tendering shareholders whose shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 11 of the Letter of Transmittal, transfer taxes on the sale of shares pursuant to this Offer. Shareholders who hold their shares through brokers, dealers, banks, trustees or other nominees should check with such institutions as to whether they charge any service fees. PAM will pay all fees and expenses of USST, which is acting as the depositary (the "Depositary"), incurred in connection with the Offer. See Section 6--"Acceptance for Payment and Payment for Shares."

          The Board of Directors of PAM has unanimously approved this tender offer and related matters. The factors considered by the Board in arriving at its decision to support the Offer are that the repurchasing of the shares will increase the value of the shares for shareholders by: (a) reducing the number of outstanding shares; (b) providing immediate liquidity for PAM shareholders not available through the NASDAQ OTC Bulletin Board, since trading on the OTCBB is infrequent; and (c) decreasing the costs of the operation of PAM by lessening the number of shareholders who hold only odd lots of PAM shares

          Certain U.S. federal income tax consequences of the sale of shares pursuant to the Offer are described in Section 7--"Certain U.S. Federal Income Tax Consequences."

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ THEM CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

1. GENERAL TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, PAM will accept for payment and pay for all shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with
Section 3--"Withdrawal Rights." The term "Expiration Date" means 5:00 p.m. Pacific Time, on January 18, 2002. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

          PAM reserves the right (but shall not be obligated), at any time and from time to time prior to the Expiration Date, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, in each case in its sole discretion; provided however, that, PAM shall not (i) reduce the number of shares subject to the Offer, (ii) reduce the price per share to be paid pursuant to the Offer or change the form of consideration payable in the Offer, (iii) amend or add to the conditions of the Offer, (iv) extend the Offer, or (v) otherwise amend the terms of Offer in any manner adverse to the holders of shares.

          In the event that PAM waives any of the conditions set forth in this Offer to Purchase in Section 12--"Certain Conditions Of The Offer," the Securities and Exchange Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that PAM disseminate information concerning such waiver.



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          If PAM (whether before or after its acceptance for payment of shares)
is delayed in its payment for shares or is unable to pay for shares pursuant to the Offer for any reason, then, without prejudice to PAM' rights under the Offer, the Depositary may retain tendered shares on behalf of PAM, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase in
Section 5--"Withdrawal Rights." However, as described above, the ability of PAM to delay payment for shares that PAM has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended
(the "Exchange Act").

          If PAM makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, PAM will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders, and such increase in the consideration being offered will be applicable to all shareholders whose shares are accepted for payment pursuant to the Offer.

2. NUMBER OF SHARES: PRORATION. All shares purchased pursuant to the offer will be purchased at the purchase price. All shares not purchased pursuant to the offer will be returned to the tendering shareholders at PAM's expense as promptly as practicable (which, in the event of proration, is expected to be approximately twelve New York Stock Exchange ["NYSE"] trading days) following the expiration time.

If the number of shares properly tendered and not withdrawn prior to the expiration time is less than or equal to 250,000 shares, PAM will, upon the terms and subject to the conditions of the offer, purchase at the purchase price all shares so tendered. If the number of shares properly tendered and not withdrawn prior to the expiration time is greater than 250,000 shares, PAM will, upon the terms and subject to the conditions of the offer, accept shares for purchase in the following order of priority:

- First, all shares properly tendered and not withdrawn prior to the expiration time by any Odd Lot Owner (as defined in Section 3) who:

          - tenders all shares beneficially owned by such Odd Lot Owner (partial tenders will not qualify for this preference); and

          - completes the box captioned "Odd Lots" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery;

- then, after purchase of all of the foregoing shares, all other shares properly tendered and not withdrawn before the expiration time on a pro rata basis (with adjustments to avoid purchases of fractional shares). The purchase of shares on a pro rata basis means that PAM will purchase the same percentage of shares that are properly tendered by each tendering shareholder (with adjustments to avoid purchases of fractional shares and excluding purchases of shares properly tendered by Odd Lot Owners).

In the event that proration of tendered shares is required, PAM will determine the final proration factor as promptly as practicable after the expiration time. PAM does not expect to be able to determine the final results of such proration until approximately five NYSE trading days after the expiration time.

As described in Section 13, the number of shares that PAM will purchase from a shareholder may affect the federal income tax consequences to the shareholder of such purchase and therefore, may be relevant to your decision on



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whether to tender shares. In the letter of transmittal you may designate the order of priority in which your tendered shares are to be purchased in the event of proration.

3. TENDER BY OWNERS OF FEWER THAN 100 SHARES. PAM, upon the terms and subject to the conditions of the offer, will accept for purchase, without proration, all shares properly tendered and not withdrawn on or before the expiration time by or on beha1f of shareholders who beneficially owned as of the close of business on November 13, 2001, and continue to beneficially own as of the expiration time, an aggregate of fewer than 100 shares ("Odd Lot Owners"). See Section 2. To avoid proration, however, an Odd Lot Owner must properly tender all shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to owners of 100 or more shares, even if such owners have separate stock certificates for fewer than 100 shares. Any Odd Lot Owner wishing to tender all shares beneficially owned by him or her pursuant to this offer must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the notice of guaranteed delivery. See Section 4.

4. PROCEDURES FOR TENDERING SHARES.

          VALID TENDER OF SHARES. For a shareholder to validly tender shares pursuant to the Offer, the shareholder must send the following documents to the Depositary at its address set forth on the back cover of this Offer to Purchase so that they are received by the Depositary on or prior to the Expiration Date:

- the Letter of Transmittal, properly signed and completed, including the Substitute Form W-9, and

- the shareholder's stock certificate(s) for shares of PAM's common stock, however, if the shareholder's certificate has been lost, misplaced or stolen, then the shareholder must check the appropriate box on the Letter of Transmittal and sign and return the enclosed Affidavit of Lost Certificate, which must be notarized, and

- if the shareholder desires to receive payment at some other address or in some other name or account, then the shareholder must complete and return the enclosed Special Delivery Instructions or Special Payment Instructions.

          The valid tender of shares pursuant to the procedures described above will constitute a binding agreement between the tendering shareholder and PAM upon the terms and subject to the conditions of the Offer. Additional instructions are provided in the Letter of Transmittal. It is important to follow them carefully.

          GUARANTEED DELIVERY. If a shareholder desires to tender shares pursuant to the offer and such shareholder's certificates are not immediately available or time will not permit all required documents to reach U.S. Stock Transfer Corporation before the expiration time, such shares may nevertheless be tendered provided that all of the following conditions are satisfied:

- such Shares are tendered through an Eligible Institution, ("Medallion Signature Guarantee Program" ("STAMP"), Stock Exchange Medallion Program ("SEMP") or New York Stock Exchange Medallion Signature Program ("MSP") (an "Eligible Institution")).

- USST receives (by hand, mail, telegram or facsimile transmission), on or prior to the expiration time, a properly completed and duly executed notice of guaranteed delivery substantially in the form PAM has provided with this offer; and

- the certificates for all tendered shares in proper form for transfer together with a properly completed and duly executed letter of transmittal (or a facsimile thereof) and any other documents required by the letter of transmittal, are received by USST within three NYSE trading days after the date USST receives such notice of guaranteed delivery.

          THE METHOD OF DELIVERY OF STOCK CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED



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DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL
BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY
IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

          OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of

-         certificates for such shares,

-         a Letter of Transmittal, properly completed and duly executed, and

-         any other documents required by the Letter of Transmittal.

          Accordingly, tendering shareholders may be paid at different times depending upon when certificates for shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

          DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by PAM in its sole discretion, which determination will be final and binding. PAM reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of PAM, be unlawful. PAM also reserves the absolute right to waive any defect or irregularity in the tender of any shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither PAM, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. PAM' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

          BACKUP WITHHOLDING TAX. In order to avoid U.S. federal backup withholding tax on payments of cash pursuant to the Offer, a shareholder surrendering shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding tax. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and any payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding tax at a rate of 30.5%. All shareholders surrendering shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding tax (unless an applicable exemption exists and is proved in a manner satisfactory to PAM and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding tax. See Annex A of the Letter of Transmittal.

5. WITHDRAWAL RIGHTS

          Except as otherwise provided in this Section 5, tenders of shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time on or prior to the Expiration Time and, unless the shares have been accepted for payment and paid for by PAM pursuant to the Offer, may also be withdrawn at any time on or after January 18, 2002.

          For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and any and all signatures on the notice of withdrawal must be duly notarized. Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares may be retendered by again following one of the procedures described in
Section 2--"Procedures for Tendering Shares" at any time on or prior to the Expiration Date.

          All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by PAM in its sole discretion, which determination will be final and binding. None of PAM, its principals, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

          Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), PAM will accept for payment and will pay for all shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 5--"Withdrawal Rights" promptly after the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by PAM, in its sole discretion, which determination shall be final and binding. PAM expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for shares in order to comply in whole or in part with any applicable law, including, without limitation, any applicable material competition, merger, control, antitrust or similar law or regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

          In all cases, payment for shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the certificates for such shares, together with a Letter of Transmittal, properly completed and duly executed, and any other required materials. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for shares are actually received by the Depositary.

          The per-share consideration paid to any shareholder pursuant to the Offer will be the highest per-share consideration paid to any other shareholder pursuant to the Offer.

          For purposes of the Offer, PAM will be deemed to have accepted for payment, and thereby purchased, shares validly tendered to PAM and not properly withdrawn as, if and when PAM gives oral or written notice to the Depositary of PAM' acceptance for payment of such shares. Upon the terms and subject to the conditions of the Offer, payment for shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from PAM and transmitting payment to tendering shareholders whose shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, PAM's obligation to make such payments shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of shares pursuant to the Offer. PAM will pay any stock transfer taxes with respect to the transfer and sale to it or its order pursuant to the Offer, except as otherwise provided in Instruction 12 of the Letter of Transmittal.

          If PAM is delayed in its acceptance for payment of or payment for shares or is unable to accept for payment or pay for shares pursuant to the Offer for any reason, then, without prejudice to PAM's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act
(relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), the Depositary may, nevertheless, on behalf of PAM, retain tendered shares, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 5--"Withdrawal Rights."

          If any tendered shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such shares will be returned (and, if certificates are submitted for more shares than are tendered, new certificates for the shares not tendered will be sent) in each case without expense to the tendering shareholder, as promptly as practicable after the expiration or termination of the Offer.

7. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

          The receipt of cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder as consideration for the shares tendered by the shareholder and purchased pursuant to the Offer, and the adjusted tax basis of such shares. Gain or loss will be calculated separately for each block of shares that have the same holding period and adjusted tax basis. If tendered shares are held by a tendering shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the shares exceeds one year.

          A shareholder (other than certain exempt shareholders including, among others, most corporations and certain foreign individuals) that tenders shares may be subject to a 30.5% federal backup withholding tax unless the shareholder provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding tax rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding tax may be subject to a penalty imposed by the IRS. See "Backup Withholding Tax" under Section 4--"Procedures for Tendering Shares." Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding tax.

          If U.S. federal backup withholding tax applies to a shareholder, the Depositary is required to withhold 30.5% from payments to such shareholder. Backup withholding tax is not an additional tax. Rather, the amount of the backup withholding tax can be credited against the U.S. federal income tax liability of the person subject to the backup withholding tax, provided that the required information is given to the IRS. If backup withholding tax results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income tax return.

          The foregoing discussion may not be applicable with respect to shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of shares who are subject to special tax treatment under the Code--such as non-U.S. persons, insurance companies, tax-exempt organizations, partnerships, dealers or traders in securities and financial institutions--and may not apply to a holder of shares in light of individual circumstances, such as holding shares as a hedge or as part of a hedging, straddle, conversion or other risk-reduction transaction.

          SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER.

8. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE ACT REGISTRATION.

          MARKET FOR THE SHARES. Transactions in PAM's shares effected through broker-dealers are reported on the NASDAQ Over the Counter Bulletin Board. However, such trading is thin and irregular. The purchase of shares pursuant to the Offer will reduce the number of holders of shares and the number of shares that might otherwise be traded, which could further reduce the liquidity and market value of the remaining shares held by the public.

          PAM's common stock has been reported on the OTCBB under the symbol PAMI since 1997 and the following are the highs and lows reported on the OTCBB for the periods listed.

          Quarter                    High                       Low
          -------                    ----                       ---
October-December 1999                .50                        .40925
January-March 2000                   .4375                      .40625
April-June 2000                      .4375                      .01
July-September 2000                  .43                        .03
October-December 2000                .50                        .01
January-March 2001                   .30                        .30
April-June 2001                      .51                        .25
July-September 2001                  .60                        .40

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. There are 1,406,654 shares of Common Stock outstanding.

          RECENT TRANSACTIONS IN PAM SHARES. PAM has been repurchasing its shares through independent broker-dealers utilizing the OTCBB since July 1999. The following are purchases of PAM stock in the 60 days prior to November 14, 2001.


Date of Transaction       Amount of Securities
  (Trade Date)                 Purchased               Price Per Share             Total Price Paid
-------------------       --------------------         ---------------             ----------------
8/28/01                          5050                      $0 .58                       $2,929.00
9/24/01                          2900                       $0.60                       $1,740.00
10/19/01                         3000                       $0.45                       $1,350.00

          On October 16, 2001, Peter Camejo gifted 10,000 shares of PAM common stock to his brother and sister-in-law, Daniel and Sofia Camejo. These shares were transferred through United States Stock Transfer Corporation.

          EXCHANGE ACT REGISTRATION. The shares are currently registered under the Securities Exchange Act of 1934 ("Exchange Act"). Such registration may be terminated upon application of PAM to the Commission if the shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the shares under the Exchange Act would reduce the information required to be furnished by the PAM to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to PAM, such as the short-swing profit-recovery provisions of
Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders. PAM has no intention at present to terminate such registration.

9. CERTAIN INFORMATION CONCERNING PAM.

          PAM is a California corporation. Its principal place of business and telephone number is:

Progressive Asset Management, Inc.
1010 Oak Grove Road, Concord, CA 94518
(800) 786-2998

          INFORMATION AVAILABLE ABOUT PAM. PAM is subject to the informational requirements of the Exchange

Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning PAM's directors and officers, their remuneration, stock options and other matters, the principal holders of PAM's securities and any material interest of such persons in transactions with PAM is required to be disclosed in PAM's proxy statements distributed to PAM's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains a Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

          INFORMATION ABOUT OFFICERS AND DIRECTORS AND CERTAIN SHAREHOLDERS OF PAM. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of PAM are as follows:

   Principal's Name, Title and,
              Address                                           Background
   ----------------------------                                 ----------
Peter Camejo, Chairman of           Peter Camejo has served as CEO and Board
the Board of Directors              member since PAM's inception in 1987. From
1010 Oak Grove Road                 the inception of PAM until April 1, 2001,
Concord, California  94518          Mr. Camejo was also the Chief Executive
                                    Officer of PAM. Before co-founding PAM, he
                                    was an investment broker at Merrill Lynch
                                    and Prudential Bache. Mr. Camejo has, in
                                    addition to his Series 7 General Securities
                                    license, a Series 24 General Principal
                                    license, a Series 4 Options license, and a
                                    Series 3 Commodities license.


                                    Active in the environmental movement, Mr.
                                    Camejo has served as a member of the Board of Directors of EarthShare and the Chair of the Council for Responsible Public
                                    Investment. He is also a member of the Board of the Contra Costa County Employee
                                    Retirement Association.


Eric Leenson, President and         Eric Leenson has been a member of the Board
Chief Executive Officer, and        since 1989. He has been CFO since 1990,
member of the Board of              President since 1992, and became Chief
Directors                           Executive Officer on April 1, 2001. In his
1010 Oak Grove Road                 positions, he is responsible for the
Concord, California  94518          day-to-day oversight of the firm's
                                    operations. He is also responsible for its
                                    financial accounting and reporting. He holds
                                    a Series 7 General Securities license, a
                                    Series 24 General Principal license, and a
                                    Series 4 Options license.

                                    Mr. Leenson left his position as a financial consultant at Merrill Lynch to join PAM in October 1987. Prior to joining Merrill
                                    Lynch, he was co-founder and long time
                                    Managing Director of La Pena Cultural center in Berkeley, CA. Mr. Leenson is 52 years old. Mr. Leenson received a B.A. from the Woodrow Wilson School of Princeton
                                    University in 1970, and an M.B.A. from the University of California, Berkeley in 1986.


Catherine Cartier, Secretary        Ms. Cartier joined PAM at its inception in
and Member of the Board of          1987 and has served as a Board member and
Directors                           Corporate Secretary since 1994.
1010 Oak Grove Road
Concord, California  94518          Prior to joining PAM, Ms. Cartier worked for
                                    Lehman Brothers and Prudential Bache. She
                                    earned a BA from St. Mary's College and
                                    holds her Series 7 General Securities
                                    license, Series 24 General Principal
                                    license, Series 53 Municipal Principal
                                    license.

Nina Lau-Branson                    Nina Lau-Branson is serving her second term
Member of the Board of              on the Board. After receiving her MBA in
Directors                           Finance from the University of Wisconsin,
286 North Oakland Avenue            Ms. Lau-Branson was employed by Price
Pasadena, California  91101         Waterhouse Coopers. As the first Corporate
                                    Controller for Wind River Systems in
                                    Alameda, CA, Ms. Lau-Branson was an integral
                                    part of the team that brought Wind River
                                    Systems public. During her tenure with Wind
                                    River Systems they grew to a company with
                                    over $50 million in revenues and operations
                                    in over ten countries. Ms. Lau-Branson lives
                                    in Pasadena, California.

Kalman Stein                        Mr. Stein has been a director since 1997.
Member of the Board of              Mr. Stein has been the President of
Directors                           EarthShare since its inception in 1989.
9812 Betteker Lane                  EarthShare now represents more than 40
Potomac, Maryland 20854-            leading national environmental and
2125                                conservation organizations, and has raised
                                    more than $60 million for its member
                                    agencies. In addition Mr. Stein is a founder
                                    of the Council of Foundations and has served
                                    as Chair of that organization.

                                    Mr. Stein's business experience includes management consulting with the United
                                    Research Company, founding Kalman Stein
                                    Associates, a management consulting firm in Berkeley, CA and establishing and managing the Strong Foundation for Environmental
                                    Values. He was also the Executive Director of the Environmental Federation of
                                    California.

Michael Wyman                       Mr. Wyman is a Board member of PAM, serving
Member of the Board of              in his second term. Mr. Wyman is a graduate
Directors                           of Pomona College, class of 1972 and
248 Via La Cumbre                   Hastings College of Law, class of 1981. He
San Rafael, California  94904       is member in good standing of the California
                                    State Bar.

                                    Mr. Wyman has worked as a lettuce picker, dishwasher, writer, editor, corporate director. More recently, he was CEO of It's
                                    Electric!, an electric car dealership from 1998 through January 1999. Before his involvement with It's Electric!, and since he left, It's Electric!, he has been a private investor in the field of socially responsible investing. Earlier he held the positions of editor, associate director, and director for the Center for Democracy in the Americas in Washington, D.C. Prior to his tenure at the Center, Mr. Wyman was an attorney in private practice.

Gene Valentine                      Gene Valentine is serving his second full
Member of the Board of              one-year term on the Board. He joined the
Directors                           Board in June 1999. Mr. Valentine is
2663 Townsgate Road                 Chairman of the Board and Chief Executive
Westlake Village, California        Officer of FWG. Mr. Valentine has a BS
91361                               degree from Bethany College and also
                                    attended the University of Vienna. Mr.
                                    Valentine is also the President and Founder
                                    of Second Byte Foundation which provides
                                    computers to at-risk children.


Edward Price                        Mr. Price is serving his second term. Mr.
Member of the Board of              Price is Director and Chief Administrative
Directors                           Officer of FWG. Mr. Price has a BA from the
2663 Townsgate Road                 U.S. Naval Academy and a MBA from the
Westlake Village, California        University of California, Berkeley.
91361                               Previously a CPA with Touche Ross, Mr. Price
                                    joined FWG in 1998.

Paradox Holdings, Inc.              The officers of Paradox Holdings, Inc.,
Shareholder                         ("Paradox") are Gene C. Valentine,
2663 Townsgate Road                 President, Joanne Valentine, Vice-President,
Westlake Village, California        and Edward Price, Secretary and Treasurer,
91361                               each of whom are also directors of Paradox.
                                    The sole shareholders of Paradox are the
                                    Valentine Charitable Trust dtd 10/30/92
                                    (68.97%) and the Gene Charles Valentine
                                    Trust dtd 11/26/86 (31.01%), two trusts for
                                    which Gene C. Valentine is the sole trustee.
                                    Financial West Group ("FWG") is a
                                    wholly-owned subsidiary of Paradox. Paradox
                                    holds 100% of PAM's Series B Preferred
                                    Stock.

          Lakshima Inc., holds 13,669 shares of Class Preferred A (non-voting stock),18.89% of the total outstanding shares of that class. The principal place of business of Lakshima, Inc., is Rosebery Ave., Ottawa, ON K1S 1W2.

          The top three shareholders of PAM who are officers or directors are Peter Camejo (350,718), Michael Wyman (97,266), and Eric Leenson (78,350). All other officers and directors hold collectively 33,000 shares.

          Except as described in this Offer to Purchase, neither PAM, nor, to the best knowledge of PAM, none of the preceding persons;

- has effected any transaction in any equity security of PAM during the past 60 days,

- has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or

- has been a party during the last five years, to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or

- prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          VOTING RIGHTS OF PARADOX. In March 1999, PAM entered into an agreement with Financial West Group ("FWG") and Paradox Holdings, Inc. ("Paradox"). (FWG is a wholly-owned subsidiary of Paradox. FWG is a broker-dealer, registered with the NASD, with 47 offices and approximately 400 registered representatives. FWG is an NASD, SIPC, and MSRB member. FWG is also registered as a investment adviser with the Securities and Exchange Commission, the State of California and several other states.) Paradox holds 100% of the Series B Preferred Stock of PAM. The Series B Preferred Shares, held by Paradox, when combined with the common stock, has voting power equal to 40% of the total shares that can be cast. Under the Standstill Agreement between PAM and Paradox, until January 1, 2003, neither party can take steps to change the relative voting power of Paradox.

          As part of the agreement among the parties, Paradox purchased a minority equity stake in PAM equal to 40% of the voting power of all the outstanding stock of PAM, by purchasing all of the Series B Preferred shares of PAM. The parties also entered into a "standstill" agreement, which provided that Paradox could not purchase any additional shares of PAM until January 2, 2002. On November 1, 2001, the parties agreed to extend the standstill agreement until January 1, 2003. The NASD approved the March 1999 agreement among the parties in late June 1999, and the purchase of PAM shares by Paradox was completed in early July 1999.

          The Series B Preferred Shares, held by Paradox, when combined with the common stock, has voting power equal to 40% of the total shares that can be cast. Consequently, the following is the voting power of the following persons when factoring in the voting power of the Series B Preferred Shares: Peter Camejo 15% ; Eric Leenson 3.3%, Michael Wyman 4.1%; and all Officers and Directors, 23.9%.

10. SOURCE AND AMOUNT OF FUNDS.

          The total amount of funds required by PAM to purchase all outstanding shares pursuant to the Offer and to pay fees and expenses related to the Offer is estimated to be approximately $175,000. PAM has sufficient cash on hand to complete this Offer and will not have to withdraw cash. Therefore, completion of the tender offer is not contingent upon receiving financing.

11. PURPOSE OF THE OFFER; PLANS FOR PAM.

          PURPOSE OF THE OFFER. The PAM Board believes that one of the best ways to increase value for shareholders is to continue buying back PAM common shares on the NASDAQ's OTC Bulletin Board. Trading on the OTCBB is infrequent, and the Board believes it is in the best interest to offer the convenience of allowing current shareholders to sell their shares to PAM. Furthermore, for those who hold 99 shares or less, they can sell of their shares in PAM, thereby simplifying their bookkeeping as well as PAM's.

          PLANS FOR PAM. Except as described above or elsewhere in this Offer to Purchase, PAM has no present plans or proposals that would relate to or result in;

- any extraordinary corporate transaction involving PAM or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets),

- any sale or transfer of a material amount of assets of PAM or any of its subsidiaries,

-         any change in PAM Board or management of PAM, or

-         any other material change in PAM's corporate structure or business.

12. CERTAIN CONDITIONS OF THE OFFER

          In addition, notwithstanding any other provision of the Offer, PAM shall not be required to accept for payment or pay for any shares, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange
Act (relating to PAM's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), the payment for any tendered shares, if at any time prior to acceptance for payment of or payment for shares in the tender offer, any of the following events or conditions shall occur or exist:

- there shall have been instituted or be pending any action or proceeding by any governmental entity, whether or not having the force of law, (i) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the shares of PAM stock by PAM or any affiliate of PAM or the consummation by PAM of the Offer, or seeking to obtain damages in connection with the Offer, (ii) seeking to restrain or prohibit PAM' full rights of ownership or operation (or that of PAM's subsidiaries or affiliates) of any portion of the business or assets of PAM, or any of their respective subsidiaries or affiliates, or to compel PAM or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of PAM or PAM or any of their respective subsidiaries or affiliates, (iii) seeking to impose material limitations on the ability of PAM or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the shares of Company stock, including, without limitation, the right to vote any shares of Company stock acquired or owned by PAM or any of its subsidiaries or affiliates on all matters properly presented to PAM's shareholders, or (iv) seeking to require divestiture by PAM or any of its subsidiaries or affiliates of any shares of Company stock; or

- there shall have been any action taken or any statute, rule, regulation, judgment, administrative interpretation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to PAM or any other subsidiary or affiliate of PAM, the acceptance for payment of or payment for any shares of Company stock, or any other transaction, by any governmental entity, that has, directly or indirectly, resulted, or is reasonably likely to, directly or indirectly, result in any of the consequences referred to in the immediately preceding paragraph; or

-         there shall have occurred:

          - the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

          - any general and protracted suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the Over-the-Counter market;

          - the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

          - any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of PAM, might materially affect, the extension of credit by banks or other lending institutions in the United States;

          - any significant decrease in the market price of the common stock of PAM or in the market prices of equity securities generally or any adverse changes in the U.S. stock markets or credit markets, or change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), income, operations or prospects of PAM, or on the trading in the shares; or

          - in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

- any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of PAM, which is or may be deemed to be material to PAM.

          The foregoing conditions are for PAM's sole benefit and may be asserted by PAM, regardless of the circumstances giving rise to any such condition (including any action or inaction by PAM) or may be waived by PAM in whole or in part. PAM's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by PAM concerning the events described in this Section and any related judgment or decision by PAM regarding the inadvisability of proceeding with the purchase of or payment for any shares tendered shall be final and binding on all parties.

13. LEGAL MATTERS

          PAM might be required to file certain information with, or to receive approvals from, the relevant state authorities, and PAM might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In such case, PAM may not be obliged to accept for payment or pay for any shares tendered pursuant to the Offer.

14. FEES AND EXPENSES

          PAM has retained USST to serve as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

          PAM will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary) in connection with the solicitation of tenders of shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by PAM upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

15. MISCELLANEOUS

          The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. PAM is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent PAM becomes aware of any state law that would limit the class of offerees in the Offer, PAM will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of shares prior to the expiration of the Offer.

          No executive officer, director, affiliate or subsidiary of PAM currently intends to tender or sell any shares of PAM common stock and will continue to hold the shares of PAM common stock. As required by Rule 240.13e-4(f)(6), no such person will make any purchases of PAM common stock until the expiration of at least ten business days after the date of the termination of the tender offer.

          NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PAM NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

          PAM has filed a Schedule TO with the Commission pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, PAM is filing the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8--"Certain Information Concerning PAM" (except that such material will not be available at the regional offices of the Commission).


November 14, 2001           Progressive Asset Management, Inc.

                            /s/
                            ----------------------------------------------------
                            Eric Leenson, President and Chief Executive Officer